UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __________ To __________

Commission file number 1-44

ARCHER-DANIELS-MIDLAND COMPANY

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Archer-Daniels-Midland Company
4666 Faries Parkway
PO Box 1470
Decatur, Illinois 62525

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Audited Financial Statements and Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Benefit Plans Committee
ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

St. Louis, Missouri
June 25, 2008

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Interest in Master Trust at fair value	$1,039,851,828	$815,494,506
Accrued investment income	16,327,925	9,984,389
Participant loans receivable	5,461,405	5,607,404
Contributions receivable from employer	1,548,107	1,461,008
Net assets available for benefits at fair value	1,063,189,265	832,547,307
Adjustment from fair value to contract value for fully responsible investment contract	837,830	2,022,130
Net assets available for benefits	$1,064,027,095	$834,569,437

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions:
Contributions from employer	$19,014,392	$17,753,219
Contributions from employees	35,715,548	32,346,466
Transfers	11,415,398	2,489,792
Dividend and interest income	36,193,644	24,273,250
	102,338,982	76,862,727

Deductions:
Withdrawals	57,606,329	74,912,036

Net realized and unrealized appreciation in fair value of investments	184,725,005	150,153,524

Net increase	229,457,658	152,104,215

Net assets available for benefits at beginning of year	834,569,437	682,465,222
Net assets available for benefits at end of year	$1,064,027,095	$834,569,437

See accompanying notes.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

General

The ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the Plan) is a defined contribution plan available to all eligible salaried employees of Archer-Daniels-Midland Company (ADM or the Company).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Participants should refer to the plan document and the prospectus for a more complete description of the Plan’s provisions.

Employees are eligible to enroll in the Plan on the first day of employment with a participating employer.  Employees are eligible to receive Company matching contributions after completing six months of continuous employment with a participating employer.  At least 1,000 hours and one year of continuous service are required for part-time, temporary, or seasonal employees to be eligible for participation in the Plan.

Arrangement With Related Party

All plan assets are held by Hickory Point Bank & Trust, FSB, a wholly owned subsidiary of ADM, through a master trust agreement (the Master Trust) established for the Plan and the ADM 401(k) and Employee Stock Ownership Plan for Hourly Employees.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Under the terms of the Plan, employees electing to participate can contribute from 1% up to as much as 50% of their compensation to the Plan, subject to certain Internal Revenue Service (IRS) limitations.  Participants age 50 or older can make additional “catch-up” contributions, up to the limits allowed under the tax law.

The Company matches participant contributions made to the Plan by contributing ADM common stock.  The Company matches 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed.  Both participant contributions and the Company match immediately vest to the participant.

Investment Options

Participants may invest their contributions in one or more of the investment funds offered by the Plan and in ADM common stock.

Participants can elect at any time to convert all or any number of the shares of ADM common stock acquired through participant contributions and Company match to cash and have the cash transferred to the Plan to be invested in the investment options available under the Plan.

Participant Accounts

Each participant’s account contains the participant’s respective contributions, the Company’s matching contributions, and investment earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Eligible participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000, 50% of their participant account balance, or 100% of their loan eligible fund accounts.  A maximum of one loan may be outstanding to a participant at any time.

Loans are allowed for purposes of educational or medical expenses, the purchase of a primary residence, funeral or burial expenses, to prevent eviction or foreclosure, and casualty repair to a home or auto.  Educational or medical expense loans are available for terms of up to five years, and home purchase loans are available for terms of up to ten years.  The terms of the other loans vary by situation.

The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate at the time of the loan’s issuance plus 1%.  Principal and interest are repaid ratably through payroll deductions with payments taken from each paycheck.

Withdrawal

The full value of an employee’s account is payable following termination of employment.  Withdrawals by active employees are permitted upon reaching age 59 1/2 or for specific hardship circumstances (only after receiving a loan available to the participant under the loan program).

2. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Investments in the Master Trust are carried at fair value.  Common stocks are valued at the quoted market price on the last business day of the plan year.  Investments in mutual funds are stated at the reported net asset value on the last business day of the plan year.  The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the plan year.  Unallocated funds are invested in a short-term money market account.  Participant loans are valued at cost, which approximates fair value.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Master Trust invests in investment contracts through a common collective trust (Invesco Stable Value Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan's interest in the Invesco Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the Invesco Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the shareholder record date as declared by the related investment.

Plan Expenses

Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities or deducted from the sale proceeds, as the case may be.  Participants are also charged loan fees and check processing fees in certain circumstances.  Any remaining costs of administering the Plan are currently paid by the Plan’s sponsor, ADM.  While it is anticipated that ADM will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Reclassification

Certain items in prior year financial statements have been reclassified to conform to the current year’s presentation.

3. Master Trust Investment Information

The Plan’s investments are held in the Master Trust.  Investments and the income therefrom are allocated to participating plans based on each plan’s participation in investment options within the Master Trust.  At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 76%.

The following table presents the investments for the Master Trust:

	December 31
	2007	2006
Assets
Investment securities at fair value:
ADM common stock	$805,616,265	$621,115,330
Mutual funds	394,095,482	314,865,628
Common collective trusts	156,037,872	121,143,603
Other common stock	3,775,217	4,537,560
	1,359,524,836	1,061,662,121
Adjustment from fair value to contract value for fully responsible investment contract	1,095,203	2,643,307
	$1,360,620,039	$1,064,305,428

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

3. Master Trust Investment Information (continued)

Summarized financial information with respect to the Master Trust’s investment income is as follows:

	Year Ended December 31
	2007	2006
Net realized and unrealized appreciation (depreciation) in fair value of investments:
ADM common stock	$255,530,349	$172,726,655
Mutual funds	(4,799,518)	19,363,905
Other common stock	(409,367)	598,282
	$250,321,464	$192,688,842

Dividend and interest income	$46,965,804	$30,693,867

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants remain 100% vested in their accounts.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006

Net assets available for benefits per the financial
statements	$1,064,027,095	$834,569,437
Less amounts allocated to withdrawing participants	2,450,675	93,880
Net assets available for benefits per the Form 5500	$1,061,576,420	$834,475,557

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006

Withdrawals per the financial statements	$57,606,329	$74,912,036
Add amounts allocated to withdrawing participants	2,450,675	93,880
Less prior year amounts allocated to withdrawing participants	93,880	1,269,076
Withdrawals per the Form 5500	$59,963,124	$73,736,840

Amounts allocated to withdrawing participants were recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2007 and 2006, but not yet paid.

6. Income Tax Status

The Plan received a determination letter from the IRS, dated July 27, 2007, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule

ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees

EIN:  41-0129150

Plan 029

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description	Current Value

Participant loans*	Loans, interest rates from 4.75% to 10.5%, maturities through 2020	$5,461,405
* Parties in interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

/s/Steven R. Mills

Steven R. Mills
Executive Vice President and Chief Financial Officer

Dated: June 30, 2008

Exhibit Index

Exhibit	Description

23	Consent of Ernst & Young LLP.